SALAMON GROUP INC.
5-215 Neave Road
Kelowna, BC, Canada V1V 2L9

December 13, 2011

United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Salamon Group Inc.
File No. 0-50530

Dear Sir or Madam:

We herein provide our response to your comments contained in your letter of September 29, 2011.

Exhibit 32.1

1.	We have filed amended Form 10-Q/As for March 31, 2011, June 30, 2011 and September 30, 2011 to change the dates indicated in Paragraph (1) from 2010 to 2011.

Item 4(T). Controls and Procedures, page 13

1.	We have amended the March 31, 2011 Form 10-Q/A, the June 30, 2011 Form 10-Q/A and the September 30, 2011 10-Q to remove the “internal control over financial reporting” disclosure.

Form 8-K filed May 13, 2011

1.	We have filed an amended Form 8-K to include pro-forma financial statements and footnotes in compliance with Article 11 of regulation S-X.

We have also changed the address of the principal executive offices on all the 3 amended Q’s.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael Matvieshen
Michael Matvieshen, CEO